Exhibit 17.2

CLARK HOLDINGS INC.
121 New York Avenue
Hillside Avenue Building
Trenton, New Jersey 08638

October 16, 2008

Mr. James Martell

Dear Jim,

The Board of Directors of Clark Holdings Inc. (“Clark” or the “Company”) is in receipt of your October 14, 2008 resignation letter. The Board accepts your resignation as Chairman and a director of the Board of Clark and for positions you hold with Clark’s subsidiaries, effective October 14, 2008. Your decision is appropriate in light of the manner in which you have conducted yourself, which a majority of the Board believes has not been in the best interests of the Company and its stockholders.

The direction of the Company has been carefully charted by a majority of the directors, including all of the independent directors, after consideration of your views and efforts to garner your support. Your recent conduct and unfounded claims have been quite disruptive to the Board’s efforts to take substantive action intended to benefit the Company and its stockholders and underscore the ineffective leadership you demonstrated during your tenure as Chairman. For example, you notified the Board only the evening before a special telephonic Board meeting (called for the purpose of further airing your views), that your personal lawyer would be attending the meeting without requisite authority, Board invitation or legitimate reason. Despite being advised not to attend, your lawyer attempted to join the meeting, seriously upsetting the proceedings. This effort to involve your personal lawyer in Company business was particularly troublesome when, as you knew, the Company’s outside counsel was present at the meeting.

While we do not believe that it is necessary at this point to assess in detail your performance as Chairman or as a director, we briefly respond below to the conclusory assertions in your letter:

First, while you certainly are entitled to your opinion, we disagree with your view regarding the competence and performance of Greg Burns, who has served as President and Chief Executive Officer of the Company for fewer than 60 days. His conduct has been consistent with the Company’s objectives, and, despite your allegation, has not created any conflicts of interest between him and the Company. To the contrary, his purchasing of Company equity after the Board decided not to make equity repurchases at that time demonstrates his commitment to, and fully aligns his interests with, the Company and its other stockholders.

Second, your contention that you have not been consulted and kept apprised is baseless. The Board and Company management each have gone to great lengths to consult with you and keep you well informed despite your busy travel schedule, your obligations as a director to various other companies and your limited accessibility in person and by phone.

Third, the Board has considered your views and experience. While it has not accepted all of your recommendations, all were carefully considered and evaluated on their merits. Notwithstanding your personal objectives for the Company, the Board remains committed to the growth strategy it outlined during the business combination road show only seven months ago, in which you were an active participant. To abandon that strategy at this time is not in the best interests of the Company’s stockholders. Instead, the Board remains confident that as a result of the strong operating team now in place, the Company is positioned to succeed.

The Board wishes you all the best going forward.

Sincerely,

The Board of Directors of
Clark Holdings Inc.